EXHIBIT 99.5

Report

of the Supervisory Board of

bwin Interactive Entertainment AG
Börsegasse 11, A-1010 Vienna

on the examination of the cross-border merger of
bwin Interactive Entertainment AG
with PartyGaming Plc

20 December 2010

Table of contents

1.	Subject-matter of the examination	3

2.	Current situation	4

3.	Companies involved	5
3.1	bwin Interactive Entertainment AG	5
3.2	PartyGaming Plc	6
3.3	bwin.party digital entertainment plc	7

4.	Main reasons for the merger	8

5.	Steps under company law to the completion of the merger	13
5.1	Downstream spin-off for acquisition	13
5.2	Cross-border merger of bwin with PartyGaming	14

6.	Description of merger terms	15

7.	Determination of exchange ratio and cash compensation	19

8.	Results of examination and recommendations	21

1.	SUBJECT-MATTER OF THE EXAMINATION

The Executive Board of bwin Interactive Entertainment AG, a stock corporation registered in the companies register of the Vienna Commercial Court under FN 166449 d with its seat in Vienna and the business address 1010 Wien/Vienna, Börsegasse 11 (“bwin”), and the Board Directors of PartyGaming Plc, a public limited company registered in Gibraltar under No. 91225, with registered offices in Gibraltar and the business address Suite 711, Europort, Gibraltar (“PartyGaming”) drew up joint draft terms of merger on 20 December 2010. According to those terms, bwin shall be merged upon PartyGaming by way of a cross-border merger by acquisition (Verschmelzung durch Aufnahme). The draft terms of merger will be submitted to the General Meetings of bwin and PartyGaming for approval on 28 January 2011.

The Executive Board of bwin drew up a merger report in this respect on 20 December 2010.

The draft terms of merger were audited for bwin by Deloitte Audit Wirtschaftsprüfungs GmbH (FN 36059 d), Renngasse 1/Freyung, 1010 Wien/Vienna, as the merger auditor. Deloitte Audit Wirtschaftsprüfungs GmbH submitted an audit report on the outcome of that audit on 20 December 2010, which is enclosed herewith as Annex ./1.

In addition, the Board of Directors of PartyGaming drew up a merger report (directors’ report) and Deloitte Limited, a company registered in Gibraltar under no. 97704 with registered offices at Merchant House, 22/24 John Mackintosh Square, Gibraltar, audited the proposed merger as the merger auditor for PartyGaming. The applicable law of Gibraltar does not provide for an equivalent to the Supervisory Board report pursuant to Section 220c of the Stock Corporation Act (AktG) in conjunction with Section 3 (2) of the EU Merger Act (EU-VerschG).

The members of bwin’s Supervisory Board have been provided with the following documents:

	1.	the joint draft terms of merger of bwin and PartyGaming of 20 December 2010 together with the draft Spin-Off and Acquisition Agreement as an annex to the joint draft terms of merger;

	2.	the merger report of bwin’s Executive Board of 20 December 2010;

	3.	the directors’ report of PartyGaming’s Board of Directors of 20 December 2010;

	4.	the audit report for bwin of Deloitte Audit Wirtschaftsprüfungs GmbH of 20 December 2010;

	5.	the audit report for PartyGaming of Deloitte Limited of 20 December 2010;

	6.	the audited closing balance sheet of bwin as per 30 September 2010;

	7.	the account statements of bwin as per 30 September 2010; and

	8.	the account statements of PartyGaming as per 30 September 2010.

In accordance with Section 220c of the AktG in conjunction with Section 3 (2) of the EU VerschG, the Supervisory Board of bwin is to examine the proposed merger on the basis of the merger report submitted by bwin’s Executive Board and the audit report for bwin and is to give a written report. The merger report of PartyGaming’s Board of Directors (directors’ report) and the report of the merger auditor for PartyGaming are indeed available to the Supervisory Board, but are not a subject-matter of the examination carried out by bwin’s Supervisory Board.

Accordingly, the Supervisory Board of bwin examined the proposed merger on the basis of bwin’s merger report of 20 December 2010 and the audit report of Deloitte Audit Wirtschaftsprüfungs GmbH of 20 December 2010 and came to the following conclusions:

2.	CURRENT SITUATION

The online gambling industry has been in a phase of consolidation for a considerable time. Being one of the leading providers, bwin examined several strategic options intensively over the past 18 months. In this context, a merger with PartyGaming Plc emerged as the best variant from the viewpoint of the Company and its shareholders.

From the outset, the Supervisory Board has been actively accompanying the decision-making process concerning the merger with PartyGaming and the proposed transaction structure. By circular resolution of 28 July 2010, the Supervisory Board finally approved the conclusion of the agreement implementing the merger of bwin and PartyGaming (the Merger Implementation Agreement).

The Merger Implementation Agreement governs essentially the merger and its implementation; furthermore, it determines the interests of the shareholders of bwin and PartyGaming in the joint company in the ratio of 51.6 (bwin shareholders) to 48.4 (PartyGaming shareholders) as well as the future composition of the Board of Directors. Concurrently with entering into this Agreement, which – subject to approval by the General Meetings – obliges the Executive Board of bwin and the Board of Directors of PartyGaming to implement the transaction, major shareholders of both Companies (including the members of bwin’s Executive Board and the Chief Executive Officer and the Group Finance Director of PartyGaming) promised with binding effect to support the transaction. The development of the market prices of the bwin and PartyGaming shares immediately after the announcement of the proposed transaction on 29 July 2010 has clearly shown that the financial markets, too, assess this merger as positive.

3.	COMPANIES INVOLVED

3.1	bwin Interactive Entertainment AG

bwin is the ultimate parent company of bwin Group, which offers, on numerous platforms on the Internet, sports bets, poker, casino games, soft and skill games as well as audio and video streams of top sporting events with different language and currency options. bwin Group has over 20 million registered customers in more than 25 core markets. The operative business of bwin Group is run by subsidiaries and associated companies on the basis of licences (in particular licences in Gibraltar, Italy and France).

bwin Group currently employs about 1,600 people (excluding independent contractors), primarily in Austria, Italy, Sweden and Gibraltar. The bwin shares (ISIN: AT0000767553) are admitted to official trading on the Vienna Stock Exchange, are traded in the prime market segment and listed in the ATX, the leading index of the Vienna Stock Exchange.

bwin Group offers its services both via its own bwin platforms as well as through secondary brands and partnerships. In addition to the business-to-consumer (“B2C”) services, bwin Group offers third companies software licences and solutions on the basis of which these companies operate platforms under their own names (business-to-business, “B2B”). In addition, bwin has its own payment service provider, its wholly-owned indirect subsidiary CQR Payment Solutions Limited, a payment institution licensed by the Financial Services Authority of the United Kingdom.

Material shareholders of bwin are the private foundation Androsch Privatstiftung, which, together with AIC Androsch International Management Consulting GmbH and Dkfm. Dr. Hannes Androsch, holds approximately 8.8% of the shares, and New Media and Gaming Holding Limited, a company that is wholly owned by Manfred Bodner and Mag. Norbert Teufelberger and holds about 5.6% of the shares in bwin.

3.2	PartyGaming Plc

PartyGaming is a company listed on the London Stock Exchange since 2005 that is active in online gaming and offers a variety of games via its own PartyGaming platforms and under secondary brands and partnerships. On PartyGaming’s gaming platforms, adults can choose from a huge number of games with different language and currency options. In addition to the business-to-consumer (“B2C”) services, PartyGaming offers third companies software licences and solutions on the basis of which these companies operate their own platforms (business-to-business, “B2B”). PartyGaming Group holds gambling licences in Italy, France, Alderney, and Gibraltar.

PartyGaming Group currently employs approximately 1,300 people at its headquarters in Gibraltar, in outsourced business units in India and in businesses in Europe, Israel and the United States.

Material shareholders of PartyGaming as per 17 December 2010 are (i) Emerald Bay Limited, (ii) Stinson Ridge Limited (both of them holding each approximately 14.16% of the shares in PartyGaming), (iii) FIL Limited (approx. 10.02% of the shares in PartyGaming), (iv) Janus Capital Management LLC (approx. 7.07% of the shares in PartyGaming), (v) Prudential plc (approx. 5.68% of the shares in PartyGaming), (vi) Legal & General Group plc (approx. 5.09% of the shares in PartyGaming) and (vii) BlackRock, Inc. (approx. 5.00% of the shares in PartyGaming).

3.3	bwin.party digital entertainment plc

As soon as this merger has become effective, the assets of bwin (such as existing after the Spin-Off has become effective), including its debts, will be transferred to PartyGaming by way of universal succession, and – provided the shareholders of PartyGaming grant their consent at the General Meeting that resolves on the merger – PartyGaming will change its company name to “bwin.party digital entertainment plc” (“bwin.party”). The legal nature of PartyGaming (after the merger has been implemented: bwin.party) will not change because of the merger. Accordingly, bwin.party will continue to be a public limited company under Gibraltar law, registered with the Registrar of Companies of Gibraltar under number 91225, with its registered offices in Gibraltar and the business address Suite 711, Europort, Gibraltar.

As bwin.party will not be a public limited company registered in the United Kingdom, transactions with bwin.party shares will not be settled electronically via the CREST system (which is the settlement system of the London Stock Exchange). PartyGaming concluded depositary interest arrangements with Capita IRG Trustees Limited that will enable electronic trading in bwin.party shares through the CREST system. Based on these arrangements, Capita IRG Trustees Limited will issue to those bwin.party shareholders who want to hold and transfer their bwin.party shares via the CREST system depositary interests (“DIs”) representing the bwin.party shares that are tradable through the CREST system, and will be transferred the corresponding bwin.party shares in trust. Regardless of the option of trading the DIs on the London Stock Exchange through the CREST system, bwin.party shareholders will be entitled at any time to require via their custodian banks the withdrawal of the DIs from the CREST system and the physical delivery of their bwin.party shares.

bwin.party’s strategic goal will be to ensure in the short term that the existing business develops as expected and that the synergistic effects of the merger are realised as planned. The primary strategic objective of the joint company will be to achieve and further expand market leadership in online gaming. The long-term business strategy of bwin.party will combine the key elements of the strategies of bwin and PartyGaming; not least because of the complementarity of bwin and PartyGaming as regards the product ranges and the geographical orientation of the Companies.

bwin and PartyGaming have agreed on a balanced composition of the Board of Directors. After the merger has become effective, the Board of Directors of bwin.party will be composed as follows:

Member/Title	Age	End of term of office

Simon Duffy	60	2011 Annual General Meeting
Chairman
Jim Ryan	49	2011 Annual General Meeting
Joint CEO
Mag. Norbert Teufelberger	45	2011 Annual General Meeting
Joint CEO
Martin Weigold	45	2011 Annual General Meeting
Chief Financial Officer
Joachim Baca	39	2011 Annual General Meeting
Chief Operating Officer
Per Afrell	53	2011 Annual General Meeting
Independent Non-Executive Director
Manfred Bodner	48	2011 Annual General Meeting
Non-Executive Director
Tim Bristow	55	2011 Annual General Meeting
Independent Non-Executive Director
Mag. Helmut Kern	45	2011 Annual General Meeting
Independent Non-Executive Director
Rami Lerner	56	2011 Annual General Meeting
Non-Executive Director
Lewis Moonie	63	2011 Annual General Meeting
Independent Non-Executive Director
Rod Perry	65	2011 Annual General Meeting
Deputy Chairman and Senior Independent Director
Dr. Georg Riedl[1]	51	2011 Annual General Meeting
Non-Executive Director

4.	MAIN REASONS FOR THE MERGER

The online gaming industry developed in the mid-1990s and since then it has continued to grow. Such growth was primarily stimulated by the increase in broadband services, considerable market investment by the leading online gaming businesses, the creation of a legal framework in a range of states, and increasing consumer confidence in the area of “E-Commerce”. According to information from H2 Gambling Capital Consultants (H2GC) the annual gross gaming revenues of online gaming worldwide - without taking the turnover in the USA into account – are estimated at EUR 3.4 billion in 2003, rising to EUR 13.9 billion in 2009 and should be approximately EUR 20.1

1 In the case that Androsch Privatstiftung holds less than 3% of the share capital in bwin.party at the time the merger becomes legally effective, Dr. Georg Riedl would have to be considered Independent Non-Executive Director of bwin.party for the purposes of applicable UK corporate governance provisions.

billion in 2012.

While the regulatory environment for online gaming is still characterised as having various different rules, more and more states are recognising the popularity of online gaming and creating a suitable framework of legal conditions for such or putting forward proposals to that effect. This is done with the aim of protecting the consumer, guaranteeing security of supply, raising tax revenue and ensuring competition between the various different providers. In the light of recent decisions of the European Court of Justice (see the details provided in the chapter on “Regulatory Environment” in bwin’s quarterly report for the third quarter and the first nine months of 2010, available at www.bwin.org) and the initiatives of the European Commission (which include the planned publication of a green paper on online gaming) it is to be assumed - in the view of the Executive and Supervisory Boards of bwin – that the trend towards regulation will gather pace in the next few months and online gaming providers in the various different countries will be confronted with differing regulatory requirements and product approvals and systems will be established, in which both private and state providers may enter into competition with each other.

It is to be assumed - in the view of the Executive and Supervisory Boards of bwin – that in the next number of years a consolidation of the online gaming market will take place through (i) the dominance of popular and established internet sites and (ii) mergers and acquisitions. Historically, the most important success factors of businesses active in the online gaming industry have been (i) the so-called “First-Mover Advantage”, (ii) a critical mass of users (“Liquidity”), (iii) attractive and expandable technology, (iv) innovative marketing campaigns, (v) experienced management and (vi) products that are available in a range of different languages and currencies.

In view of this background, bwin and PartyGaming are of the view that the merger is the right step for the future of both companies and their shareholders and presents a great opportunity. Due to the combination of the complementary strengths and business models of bwin and PartyGaming, the following will emerge:

4.1	The largest stock market listed online gaming business in the world

bwin.party, at the time the merger will become legally effective, will be the largest stock market listed business in the world in the area of online gaming and the market leader in each of the four product segments (poker, sports betting, casino and games and bingo).

In 2009 bwin.party would have earned an unaudited pro forma net turnover in the amount of EUR 696,200,000 (EBITDA: EUR 149,700,000) - without taking into account the synergies arising out of the merger.

4.2	A turnover basis balanced towards products, sales markets and distribution channels

The geographical orientation and product portfolio of PartyGaming and bwin complement each other to a great extent. The merger of the two businesses will achieve a balanced composition of turnover both in relation to the main sales markets and in relation to the product portfolios.

Based on the pro forma net turnover, bwin.party’s main sales markets in 2009 were Germany (25.5% of turnover), U.K. (10.3% of turnover), Canada (9% of turnover), Italy (6.5% of turnover) and The Netherlands (6% of turnover). Separated according to individual product segments, bwin.party’s pro forma net turnover for 2009 is divided up as follows: poker: 34.2% of the pro forma net turnover, sports betting: 28.8% of the pro forma net turnover, casino and other games: 33.7% of the pro forma net turnover and bingo: 3.3% of the pro forma net turnover.

4.3	A sound starting point for the further extension of bwin.party’s B2B- and B2G (“Business-to-Government”) supply to international customers and state providers

4.4	Annual pre-tax synergies of approximately EUR 55,000,000 gross

In the view of the Executive Board of bwin, as a result of the merger pre-tax synergies on the cost side will accrue in the amount of up to EUR 42,000,000 gross (before amortisation) per annum. These synergies result, amongst other things, through (i) the reduction of “double” costs, (ii) procurement advantages and (iii) the amalgamation of the IT platforms of bwin and PartyGaming.

Further synergies with a provisional value of at least EUR 13,000,000 per annum will accrue – in the view of the Executive Board of bwin – through the following measures and effects, amongst others: (i) Cross-selling of products to customers of PartyGaming and bwin, (ii) improvement of the margin from sports betting business of PartyGaming through convergence with the margin earned by bwin, (iii) use of new distribution channels (for instance, mobile telephony) and (iv) a stronger international market presence, which should have positive effects on B2B transactions.

Approximately 80 per cent of the overall synergies should already be used in 2012. Within the period of two years following the legal effect of the merger, all synergies should be fully implemented.

4.5	One of the largest pools of customer liquidity in online peer-to-peer games

A large customer base is of critical importance for the success of peer-to-peer games like poker and bingo. Thus, it is to be assumed that through the merger the poker and bingo products of bwin.party will become even more interesting for customers. The increased liquidity will also contribute to the ability to offer even larger jackpots in casino and bingo games, which will in turn make the games more attractive.

Further, a strong sports betting business results in the portfolio of risk of bwin.party being diversified and the gross win volatility being reduced and ensures that the odds offered are competitive.

4.6	An experienced and highly qualified team of executives

With the expansion of the online gaming industry, the demand for highly qualified executive personnel has also risen. The management teams of PartyGaming and bwin are seen as two of the most experienced around. Through the combination of these two teams, bwin.party will have a sound starting point in competing for the most talented executives in the industry; this will prospectively further improve the capacity for innovation and expansion of the overall company.

Furthermore, as an experienced and internationally recognised personality, the appointment of Simon Duffy as an independent Chairman of the Board of Directors for bwin.party represents a significant gain. From 2007 to 2008 Simon Duffy was executive chairman of Tradus PLC (previously QXL Ricardo PLC), a leading online retailer in Central and Eastern Europe and prior to that, he was executive vice-chairman of ntl:Telewest Inc. (now Virgin Media Group). Before that he was chairman, CEO and COO of ntl Inc., a NASDAQ-listed company that became the major component of the Virgin Media Group. Previous to his time with ntl, Simon Duffy was CFO of the mobile communications group Orange SA. He holds an MA from the University of Oxford as well as an MBA from Harvard Business School, where he was a Harkness Fellow.

4.7	A strong and stable capital structure

bwin.party will benefit from a solid balance sheet, which will enable the company to further drive growth in a highly competitive market.

Given the strong and stable capital structure, in the view of the Executive Board and Supervisory Board, bwin.party will be well-placed to fund further investment and development on the capital market.

4.8	A sound starting point for the advancing consolidation of the online gaming market

In order to gain meaningful market shares in newly regulated markets (or in markets in which regulation is foreseeable), – in the view of the Executive and Supervisory Boards of bwin - in future, the acquisition of already existing businesses is to be preferred over direct investment under certain circumstances. Based on the economies of scale arising through the merger, the increased cash flows and the management expertise, bwin.party will be well-positioned to participate in the advancing consolidation of the online gaming industry.

4.9	A sound starting point for entry into new markets, including the USA

In addition to being a market leader in sports betting, casino and games and bingo, particularly in the promising area of online poker, bwin.party will take up a meaningful role as market leader due to (i) proven and scalable technology and (ii)

the globally known poker brands “PartyPoker.com”, “World Poker Tour” and “pokerroom.com”. Entry to the US market should also be facilitated by (i) a planned partnership with an existing US-licensed gaming operator, (ii) bwin.party’s database of over 12 million poker players in the US, and (iii) the experience of the management of bwin.party in the US poker market.

PartyGaming and its Executive Boards of Directors, bwin and its Executive Board members and the respective Principal Shareholders of each company have signed a Regulatory Process Agreement. Such agreement provides, amongst other things, that the Principal Shareholders of PartyGaming can be obliged to sell their shares, where this is necessary in order to obtain a gaming licence. bwin.party should thus be in a position to realise major business opportunities in newly regulated markets.

5.	STEPS UNDER COMPANY LAW TO THE COMPLETION OF THE MERGER

5.1	Downstream spin-off for acquisition

Currently, bwin is not only the holding company of the bwin Group, but also conducts considerable operations. For the purpose of an appropriate corporate group structure (further information regarding the economic motivation for the Spin-off is contained in the Spin-off Report of the Executive Board of bwin of 17 December 2010, available on www.bwin.org), prior to the completion of the merger, bwin’s business operations together with the shareholdings stated in § 4(10)(a) of the draft of the Spin-off and Acquisition Agreement will be transferred by way of universal succession to bwin Services AG (Company Reg. No. 351580 f) with registered office in Vienna and business address at 1010 Vienna, Börsegasse 11 (“bwin Services AG”), a wholly-owned subsidiary of bwin, by means of a split-off for acquisition under Section 1(2)(2) in conjunction with Section 17 of the Austrian Spin-off Act (SpaltG), availing of the tax benefits of Art VI of the Austrian Corporate Restructuring Taxation Act (Umgründungssteuergesetz: “UmgrStG”) on the Effective Date of 30 September 2010. To this end, the Executive Boards of bwin and Services AG compiled the draft of the Spin-off and Acquisition Agreement on 17 December 2010. Upon completion of the Spin-off, bwin will only have the assets listed in § 4(10)(b) of the Spin-off and Acquisition Agreement at its disposal, including the shareholding in bwin Services AG.

The Spin-off will be presented for resolution at the General Meeting of bwin on 28 January 2011, at which meeting the merger will also be decided by resolution. At the General Meeting of bwin Services AG, provisionally to be held on 27 January 2011, the Spin-off will be decided upon. Upon approval at both General Meetings, the Spin-off and Acquisition Agreement will be concluded by bwin and bwin Services AG in the form of a notarised document.

5.2	Cross-border merger of bwin with PartyGaming

As a second step, pursuant to the Austrian EU Mergers Act [EU-Verschmelzungsgesetz: “EU-VerschG”], the Austrian Corporate Restructuring Taxation Act [Umgründungssteuergesetz: “UmgrStG”], and the Gibraltar Companies (Cross-Border Mergers) Regulations 2010 (“CBM Regulations 2010”), bwin will be merged with PartyGaming. To this end, bwin and PartyGaming compiled a joint merger plan on 20 December 2010 in accordance with Section 5 EU-VerschG and Regulation 7 of the CBM Regulations 2010, according to which bwin’s company assets will pass to PartyGaming by way of universal succession. The transfer relates to the assets of bwin with all rights, obligations and contractual relationships, as of the registration of the Spin-off for Acquisition and as are subsequently subject to change up until the merger takes legal effect. The assets of bwin to be transferred on the basis of the merger plan have a positive market value both on the effective date of the merger and on the date of issue of the joint merger plan of bwin and PartyGaming.

The merger will take place on the basis of the closing balance sheet of bwin as of 30 September 2010, availing of the tax breaks associated with a corporate restructure pursuant to Art I UmgrStG. The effective date of the merger for the purposes of Sec. 5 (2) no. 6 EU-VerschG is 30 September 2010. All actions of bwin relating to the assets to be merged will thus be deemed from 00:00 on 1 October 2010 to have been validly undertaken for the account of bwin.party, with retroactive effect on the basis of the merger. From 1 October 2010 onwards, all benefits of, and encumbrances on the transferred assets will be assigned to PartyGaming (after the merger: bwin.party).

On 28 January 2011 the merger will be decided upon at the General Meetings of bwin and PartyGaming.

For an assessment of the issue of whether there is a capital-reducing effect, reference is made here to the details provided by the Executive Board of bwin in its merger report. The Supervisory Board unreservedly concurs with the Executive Board’s assessment here.

The merger will be legally effective as soon as a copy of the decree of the Supreme Court of Gibraltar approving the merger under Regulation 16 of the CBM Regulations 2010 has been handed over to the Registrar of Companies in Gibraltar for registration in the Register of Companies of Gibraltar and the decree has attained final and unappealable force. Upon binding force of the merger, the following legal effects, amongst others, will arise in accordance with Section 225a (3) AktG in conjunction with Section 3 (2) EU-VerschG and Regulation 17 (1) of the CBM Regulations 2010:

	•	The assets and liabilities of bwin will pass over to bwin.party by way of universal succession;

	•	bwin will cease to exist and bwin shares will expire. Trade of bwin shares on the Vienna Stock Market will cease; and

	•	For each bwin share, bwin shareholders will receive 12.23 bwin.party shares certified as depositary interests (DIs).

6.	DESCRIPTION OF MERGER TERMS

In its merger report of 20 December 2010, the executive board described the consequences of the merger for the creditors and employees of the companies involved in the merger, including the consequences of the merger for the claims of employees under the law of obligations. Furthermore, in accordance with statutory provisions, the executive board provided a legal and economic description of the measures pursuant to § 226(3) of the Austrian Stock Corporation Act (AktG) in conjunction with § 3(2) of the Austrian EU Mergers Act (EU-VerschG), the expected consequences of the merger and the joint merger plan and, in particular, the exchange ratio applying to the shares.

The joint merger plan was audited by Deloitte Audit Wirtschaftsprüfungs GmbH as merger auditor for bwin; Deloitte Audit Wirtschaftsprüfungs GmbH provided a written audit report on this audit.

The joint merger plan, which forms the basis of the proposed merger of bwin and PartyGaming, provides in particular for the following:

The recitals to the merger plan describe that PartyGaming shares, since PartyGaming is not registered in the United Kingdom, may not be held or transferred on the CREST system (the settlement system of London Stock Exchange); therefore, PartyGaming has entered into custody agreements with Capita IRG Trustees Limited on the basis of which the PartyGaming shares are transferred to Capita IRG Trustees Limited to hold them in trust. In turn, Capita IRG Trustees Limited issues depositary interests (DIs) which are tradeable through the CREST system to the relevant entitled persons.

§ 4 of the merger plan (zwingender Inhalt des Verschmelzungsplans gemäß § 5 Abs 2 EU-VerschG und Vorschrift 7(2) der Gibraltar-Verschmelzungsvorschriften) contains the mandatory contents of the merger plan pursuant to § 5(2) of the Austrian EU Mergers Act (EU-VerschG) and Regulation 7(2) of the CBM Regulations 2010.

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Any person who, on the date the merger comes into legal effect, holds one or more bwin shares and does not exercise their right to compensation in cash, is entitled to 12.23 new bwin.party shares denominated in GBP for each bwin share (on the adequacy of such, see Sections 7 [Determination of the exchange ratio and cash compensation] and 8 [Results of examination and recommendations]).

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Since bwin.party will not have its registered office in the United Kingdom, bwin.party shares cannot be directly held and transferred in the CREST system (the settlement system of the London Stock Exchange). Nevertheless, in order to enable shareholders to carry out transactions in bwin.party shares via CREST (and hence on the London Stock Exchange), PartyGaming has entered into depositary interest arrangements, on the basis of which bwin shareholders entitled to exchange shares can have DIs (depositary interests) certified with bwin.party shares and tradable on CREST and any eventual fractional DIs credited to their securities accounts. The holders of DIs can demand, via their depositary bank, the derecognition of such from CREST and the handover of physical bwin.party shares at any time.

•	Any fractional DIs (depositary interests) will be totalled up by the relevant deposit banks within ten trading days after the date of legal effect of the merger and transferred to Erste Group Bank AG. Such bank is under an obligation to sell the fractional DIs received (rounded down to the nearest whole DI) on the next trading day following the expiry of this deadline on the London Stock Exchange at the stock exchange price and to distribute the share of the profits from the sale to the shareholders entitled to such. All sale costs and commission incurred (including all costs accruing in connection with the conversion of the profit from GBP into EUR) will be borne by bwin.party.

•	For clearing and settlement reasons, trade of bwin shares on the Vienna Stock Exchange will be suspended for a period of three trading days prior to the date of legal effect of the merger.

•	§4 (6) of the merger plan sets out the special rights and proposed measures pursuant to § 5(2)(7) of the Austrian EU Mergers Act (EU-VerschG) in accordance with statutory requirements.

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§4 (7) of the merger plan sets out the special benefits pursuant to § 5(2)(8) of the Austrian EU Mergers Act (EU-VerschG) in accordance with statutory requirements as well as the proposed composition of the board of directors of bwin.party. Furthermore, it contains information on the remuneration and stock option plans of members of the board of directors. Finally, it sets out the fees paid to the merger auditors.

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Any potential consultation with employees of bwin.party will be determined according to the statutory rules of Gibraltar, namely the Employment Act 1954, the provisions of the Employment (European Works Council) Regulations 2006 and the Employment (Information and Consultation of Employees) Regulations 2005.

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Shareholders of bwin which do not want to become shareholders of bwin.party may either sell their shares on Vienna Stock Exchange until few business days before the transaction is executed in full (which will be a number of weeks after the general meeting of bwin and PartyGaming have consented to the merger; bwin shareholders will be informed of the date the merger is executed 12 trading days before the merger becomes legally effective) (and thus obtain an amount which may exceed the cash compensation) or exercise their right to cash compensation.

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Pursuant to Section 10 of the Austrian EU Mergers Act (EU-VerschG), each bwin shareholder has the right to adequate cash compensation for surrender of its shares if such shareholder has declared its objection against the merger resolution for record in the general meeting resolving on the merger and if such shareholder has been a shareholder of bwin from the time the general meeting adopted the resolution until such right was asserted. The offer may be accepted simultaneously with the objection for record in the general meeting, otherwise the acceptance statement must be received by bwin in writing within a period of one month after the merger resolution. The right to cash compensation is conditional, and due for payment, upon the registration of the merger and is subject to a limitation period of three years.

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The cash compensation is offered by bwin and amounts to EUR 23.52 per bwin share (as regards adequacy, see sections 7 [Ermittlung des Umtauschverhältnisses und der Barabfindung] and 8 [Ergebnisse der Prüfung und Empfehlung]). Since the cash compensation becomes due and payable upon registration of the merger only, i.e. after bwin has ceased to exist, it will – after the merger has become legally effective – effectively be paid by bwin.party.

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bwin and PartyGaming will provide security in respect of the total amount of cash compensation claimed by bwin shareholders by way of a bank guarantee or a cash payment. Once a bwin shareholder exercises its right to cash compensation, the relevant bwin shares will obtain an own International Securities Identification Number (ISIN). Thereafter, bwin shares so designated are no longer tradeable on the stock exchange.

Pursuant to § 5 (Unterwerfungserklärungen von PartyGaming) of the merger plan, PartyGaming intends in accordance with Section 12(1)(2) of the Austrian EU Mergers Act (EU-VerschG), upon approval of the merger plan by the general meeting, to expressly accept that the shareholders of bwin may initiate review proceedings regarding the exchange ratio pursuant to §§ 225c et seqq. of the Austrian Stock Corporation Act (AktG) before the Commercial Court of Vienna. It is planned, for reasons of legal certainty, that PartyGaming in the general meeting also issues a relevant declaration of subjection (Unterwerfungserklärung) regarding the proceedings provided for in Section 11 of the Austrian EU Mergers Act (EU-VerschG) for a judicial review of the cash compensation.

§ 6 (Aufschiebende Bedingungen) of the merger plan provides that the effectiveness of the merger is subject to the following conditions precedent: (i) approval by general meetings of bwin and PartyGaming, (ii) registration of spin-off in Austrian commercial register, [(iii) refusal of competence for the merger, express authorisation or non-prohibition of the merger through the expiry of an examination period or non-institution of proceedings until the expiry of applicable waiting periods by the competent cartel authority in Romania.

After a thorough audit of the proposed transaction on the basis of the merger report of the executive board dated 20 December 2010 and the audit report of Deloitte Audit Wirtschaftsprüfungs GmbH dated 20 December 2010, the supervisory board has reached the conclusion that the information contained in the present merger plan are complete and accurate and that the merger procedure is thoroughly described. The statutory requirements regarding the mandatory contents of the merger plan are complied with. According to the provisions of the merger plan, the statements of the executive board of bwin in the merger report, in particular on the determination of the exchange ratio, and according to the merger audit report of Deloitte Audit Wirtschaftsprüfungs GmbH the merger is executed in a proper legal manner.

7.	DETERMINATION OF EXCHANGE RATIO AND CASH COMPENSATION

As already described in section 6 (Description of merger terms) above and in accordance with the joint merger plan dated 20 December 2010, each person holding one ore more bwin shares on the date the merger becomes legally effective and which has not requested a cash compensation will receive 12.23 bwin.party shares denominated in GBP for each bwin share. The cash compensation offered to bwin shareholders in accordance with Section 10 of the Austrian EU Mergers Act (EU-VerschG) amounts to EUR 23.52 per bwin share.

The exchange ratio is the result of lengthy negotiations and was finally determined by bwin and PartyGaming in cooperation with their consultants, namely McQueen Ltd, London for bwin and Deutsche Bank AG, London for PartyGaming. Since the negotiations on the conclusion of the Merger and the associated due diligence audit were drawn out over a longer period of time with a number of interruptions, the provisionally agreed exchange ratio was reviewed on an ongoing basis and at one point adjusted in connection with the distribution of dividends to bwin shareholders in May 2010. The exchange ratio was confirmed based on the enterprise valuations carried out by bwin and the offer of cash compensation was determined on this basis. Such enterprise valuations were carried out on the basis of Expert Opinion KFS BW1 of the Panel of Experts on Business Administration and Organisation of the Institute for Business Administration, Tax Law and Organisation of the Austrian Chamber of Chartered Accountants, Tax Advisors and Licensed Bookkeepers (Fachsenat für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder) in its version as of 27 February 2006 (“Expert Opinion”).

A discounted cash flow approach (“DFC method”) was used, namely the net method (equity approach), whereby the cost of equity capital (the capitalisation rate in the net method) was determined by using the capital asset pricing model.

The enterprise valuation resulted in the following range of market values of equity capital for bwin:

Market value of equity capital EUR 786.7 million to EUR 844.14 million or, based on a number of 35,912,465 bwin shares in issue as of 03 December 2010, a

Market value per bwin share EUR 21.92 to EUR 23.52

These results also provide the range for the cash compensation offer to bwin shareholders.

The valuation resulted in the following range for the market value of equity capital of PartyGaming:

Market value of equity capital EUR 710.5 million to EUR 763.4 million or, based on a number of 408,964,391 PartyGaming shares in issue as of 30 November 2010, a

Market value per PartyGaming share EUR 1.74 to EUR 1.87

This resulted in a range for the exchange ratio of between 11.74 and 13.54 PartyGaming shares per bwin share.

Therefore, the executive board of bwin is of the opinion that the exchange ratio of 12.23 shares in bwin.party per share in bwin notified on 29 July 2010 is adequate.

The executive board of bwin has determined that the cash compensation offer at the top end of the market value per bwin share at EUR 23.52 is adequate and will be fixed at this amount.

In the course of the audit of the merger, Deloitte Audit Wirtschaftsprüfungs GmbH as independent merger auditor for bwin has audited the merger plan, the adequacy of the share exchange ratio, any additional cash payments and the cash compensation pursuant to Section 7 of the Austrian EU Mergers Act (EU-VerschG) and § 220b of the Austrian Stock Corporation Act (AktG) in conjunction with Section 3(2) EU-VerschG, and provided a written report thereon on 20 December 2010. The audit report confirms without any qualification that the proposed exchange ratio and the amount of the cash compensation offer are adequate.

Therefore, in accordance with the audit report of the independent merger auditor, the supervisory board considers the assessment of the exchange ratio and the cash compensation as accurate and the exchange ratio and the cash compensation as adequate.

8.	RESULTS OF AUDIT AND RECOMMENDATIONS

The supervisory board of bwin has audited the proposed merger on the basis of the merger report of bwin’s executive board dated 20 December 2010 and the merger audit report of Deloitte Audit Wirtschaftsprüfungs GmbH dated 20 December 2010.

bwin received legal advice regarding the merger from Brandl & Talos Rechtsanwälte GmbH, Mariahilfer Strasse 116, 1070 Vienna, and regarding the negotiation of the

Merger Implementation Agreement in connection with English law also from Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, and regarding the prior due diligence from Bird & Bird LLP, 15 Fetter Lane, London EC4A 1JP and Triay Stagnetto Neish, Burns House, 19 Town Range, Gibraltar. KPMG Niederösterreich GmbH, Bahnhofsplatz 1A/1/3, 2340 Mödling, Austria, provided tax advice to bwin in respect of the transaction and carried out the tax due diligence.

As regards corporate finance issues, in particular in connection with the determination of the exchange ratio and the cash compensation, bwin was advised by McQueen Limited, 50 Pall Mall, London, SW1Y 5JH.

The supervisory board of bwin, as a result of its audit, reaches the following conclusion:

The information provided in the present merger plan are complete and accurate. The merger procedure is described in detail. The statutory requirements on the mandatory contents of the merger plan are complied with. According to the provisions of the merger plan, the statements made by the executive board of bwin in the merger report, in particular regarding the determination of the exchange ratio and the cash compensation, and according to the merger audit report of Deloitte Audit Wirtschaftsprüfungs GmbH the merger is carried out in a proper legal manner.

The merger is economically appropriate and provides advantages to the shareholders of bwin. The exchange ratio as well as the offered cash compensation are adequate. Therefore, the supervisory board recommends that shareholders vote for the merger and the preceding spin-off in the general meeting on 28 January 2011.

This audit report of the supervisory board was resolved in the supervisory board meeting on 20 December 2010.

Vienna, 20 December 2010

The chairman of the supervisory board of bwin Interactive Entertainment AG

Annex ./1
Merger audit report of Deloitte Audit Wirtschaftsprüfungs GmbH